UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29979 / March 12, 2012

_____

In the Matter of	:
	:
PACIFIC LIFE INSURANCE COMPANY	:
PACIFIC LIFE & ANNUITY COMPANY	:
PACIFIC LIFE FUND ADVISORS LLC	:
PACIFIC SELECT FUND	:
PACIFIC SELECT DISTRIBUTORS, INC.	:
700 Newport Center Drive	:
Newport Beach, CA 92660	:
	:
(812-13962)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Pacific Life Insurance Company, Pacific Life & Annuity Company, Pacific Life Fund
Advisors LLC, Pacific Select Fund, and Pacific Select Distributors, Inc. filed an
application on September 20, 2011, and amendments to the application on December 16,
2011 and February 10, 2012, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940, as amended (the "Act"), granting an exemption from
sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act granting
an exemption from section 17(a) of the Act, and under section 6(c) of the Act for an
exemption from rule 12d1-2(a) under the Act. The order would (a) permit certain series of
registered open-end management investment companies to acquire shares of other
registered open-end management investment companies and unit investment trusts that are
within or outside the same group of investment companies, and (b) permit certain series of
registered open-end management investment companies relying on rule 12d1-2 under the
Act to invest in certain financial instruments.

On February 13, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 29944). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Pacific Life Insurance Company, et al. (File No. 812-13962) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary